Mail Stop 6010

February 15, 2008

Admiral Thomas Paulsen
Interim Chief Executive Officer
eMagin Corporation
10500 N.E. 8th Street, Suite 1400
Bellevue, WA 98004

Re: eMagin Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed February 7, 2008
File No. 333-144865

Dear Admiral Paulsen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Executive Compensation, page 41</u>

1. Please update to provide compensation disclosure for the year ended December 31, 2007.

<u>Selling Stockholders, page 52</u>

2. Please tell us how you determined that there are 1,071,526 shares registered for resale by the selling stockholder in previous filings as disclosed in the second column of the table on page 57. We note page 15 of the Form S-3 filed in August 2006 refers to 1,923,077 shares registered for resale on behalf of Stillwater.

3.   It is unclear how your response addressed the concern in the first bullet point in prior comment 7. Because the third column should show the number of shares previously registered for resale and still held by the selling stockholder, the number in that column should not be greater than the number in the column disclosing the total number of shares previously registered for resale for the selling stockholder.

4.   We note your response to prior comment 14. Please provide us your calculations and analysis supporting your conclusions regarding the number of outstanding shares held by non-affiliates. Your calculations should be clearly reconcilable to your beneficial ownership table. We will continue to consider the issues mentioned in prior comment 8 based on your responses to this and our other comments.

Conversion Price, page 53

5.   From your disclosure in this section, it appears that you have registered for resale all shares underlying the note. However, from the asterisked footnotes on page 6, you appear to be disclosing that 720,476 shares issued pursuant to the notes as described in your response to prior comment 21 are not registered for resale. Please reconcile.

Exhibits

6.   Please refer to prior comment 10. Please ensure that all required exhibits are filed and complete. For example, we note the missing schedule 7(b) of exhibit 10.6 to the Form 8-K filed August 10, 2007, the missing schedule 1 of exhibit 10.7 to the Form 8-K filed August 10, 2007 and the missing annexes filed with exhibit 10.45 of this filing. Also, expand the exhibit index to include the agreements filed as exhibits to the Form 8-K filed August 10, 2007 and February 8, 2008.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard A. Friedman, Esq.